United States
Securities and Exchange Commission
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)


				Penn Engineering and Manufacturing Corp.
Name of Issuer:
___________________________________________________________________
					Common Stock
Title of Class of Securities:
__________________________________________________________

CUSIP Number:_________707389300______________________





 (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).



1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Kalmar Investments Inc.
51-0261641

2.  Check the appropriate line if a member of a group.     (a)
__________    (b)__________


3. SEC USE ONLY

4.  Citizenship or place of Organization:

	Barley Mill House
	3701 Kennett Pike
	Greenville, DE 19807


Number of	  5.	Sole Voting Power      _______-0-_____________
Shares
Beneficially   6.	Shared Voting Power   ______ -0-_____________
Owned by each
Reporting person 7.	Sole Dispositive Power  ______370,635___________
with
              8.	Shared Dispositive Power   __________-0-______


9. Aggregate amount beneficially owned by each reporting person: 370,635


10. Check line ___________if the aggregate amount in Row (9) excludes certain shares*


11.  Percent of Class represented by amount in Row 9:   5.35%

12.  Type of Reporting Person:   IA

Item 1.

(a) Name of Issuer:	Penn Engineering and Manufacturing Corp.
(b) Address of Issuer's Principal Executive Offices:
		P.O. Box 1000
		Danboro PA 18916

Item 2.

(a)  Name of Person Filing:     Kalmar Investments Inc.

(b)  Address of Principal Business Office:	3701 Kennett Pike
								Greenville, DE  19807



(c)  Citizenship:    USA

(d)  Title of Class of Securities:     Common Stock

(e)  CUSIP Number:      707389300
Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is:

(a)  ____  Broker or Dealer registered under Section 15 of the Act
(b)  ___ _Bank as defined in section 3(a)(6) of the Act
(c)____ Insurance Company as defined in section 3(a)(19) of the Act
(d)____ Investment Company registered under section 8 of the Investment Company Act
(e)__X__ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)_____Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g)Parent Holding company,in accordance with 240.13d-1(b)(ii)(G)Note:
See Item 7
(h)Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned:   370,635

(b) Percent of Class:      5.35%
(c) number of shares as to which such person has:

(i) sole power to vote or to direct the vote ______
(ii) shared power to vote or to direct the vote ______
(iii) sole power to dispose or to direct the disposition of   370,635
(iv) shared power to dispose or to direct the disposition of  ______



Item 10.  Certification


The following certification shall be included if the statement if filed pursuant to Rule 13d-1(b):

	I certify below that, to be best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.